Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - SECOND QUARTER 2016 RESULTS

Highlights

•	Operating revenue of $418.5 million.

•	Operating income of $225.9 million.

•	Net income of $112.2 million.

•	Adjusted EBITDA[1] of $284.5 million against the previously issued guidance of $320.0 million, which included $62.5 million early termination payment on the West Capella, received in the third quarter.

•	Cash and cash equivalents of $450.1 million.

•	Distribution per unit[2] of $0.10 with a coverage ratio of 13.12x.

•	Economic utilization[3] of 99%.

•	Order backlog of $3.2 billion and average contract duration of 2 years as of August 24.

Financial Results Overview

Total operating revenues for the second quarter were $418.5 million (Q1: $444.0 million). The decrease is primarily related to the dayrate reduction on the West Capricorn and the termination of the West Capella.

Total operating expenses for the second quarter were $192.6 million (Q1: $220.5 million). The decrease is primarily due to reduced operating costs on the West Capricorn and West Capella while the rigs are idle, efficiencies achieved on operating expenses for vessels in operation and a reduction in overhead costs.

Operating income was $225.9 million (Q1: $223.5 million). Lower revenues were offset by reduced costs resulting in a small improvement in our operating margin of approximately 4%.

Financial and other items resulted in an expense of $70.1 million for the second quarter (Q1: expense of $112.7 million), the decline in the expense is primarily due to a lower loss on mark-to-market valuation of derivatives of $28.3 million (Q1: loss of $69.7 million). The cash element of this expense was $11.7 million in the period.

Income before tax was $155.8 million for the second quarter (Q1: $110.8 million). Income taxes for the second quarter were $43.6 million (Q1: $37.6 million). The increase is primarily due to tax law changes and additional provisions for uncertain tax positions. Cash tax paid in the quarter was $12.1 million compared to $15.6 million in the first quarter.

Net income attributable to Seadrill Partners LLC Members was $59.8 million for the second quarter (Q1: $36.1 million).

Distributable cash flow4 was $98.8 million for Seadrill Partners’ second quarter (Q1: $99.2 million) giving a coverage ratio of 13.12x for the second quarter.

Distribution declared for the period was $0.10 per unit, equivalent to an annual distribution of $0.40.

[1]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.
[2]	Distribution per unit is cash payments to individual common unitholders.
[3]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[4]	Distributable cashflow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Please see Appendix A for a reconciliation of Distributable Cash Flow to operating income, the most directly comparable US GAAP financial measure.

Commercial Developments

1.	West Capella

During May 2016, a notice of termination was received for the West Capella. In accordance with the cancellation for convenience provisions in the West Capella contract, Seadrill Partners received the first payment of approximately $62.5 million in the third quarter and will receive the second installment of $62.5 million in the first quarter of 2017, plus other reimbursement of direct costs incurred as a result of the early termination. The early termination fee will be recognized as revenue over the term of the original contract. The rig is currently being marketed for new work.

2.	West Capricorn

During July 2016, an agreement was reached with the current operator to remain on an extended standby rate of $316,000 per day with expected recommencement of work in late 2017 at the full operating rate of $526,000 per day. The unit is currently warm stacked while in the extended standby period. As part of this agreement the operator must indicate by April 2017 its intention to recommence work.

3.	West Vencedor

The West Vencedor completed its current contract on August 18 and is currently being marketed for new work. The unit has mobilized to Singapore and is expected to remain there during its idle period.

Seadrill Partners’ order backlog as of August 24, 2016 is $3.2 billion and average contract duration is 2 years.

Financing and Liquidity

As of June 30, 2016, the Company had cash and cash equivalents, on a consolidated basis, of $450.1 million. Total liquidity for the company stood at $600.1 million at the end of the quarter, reflecting $150 million of undrawn capacity under our two revolving credit facilities.

Interest bearing debt was $3.7 billion as of June 30, 2016 compared to $3.9 billion at the end of the first quarter reflecting the maturity of the $109.5 loan related to the T-15 in May and normal quarterly amortization.

Net debt5 as at June 30, 2016 was therefore $3.3 billion giving a ratio of net debt to annualized adjusted EBITDA6 of 2.9:1.

As of June 30, 2016, Seadrill Partners had interest rate swaps outstanding on principal debt of $3.5 billion, representing approximately 93% of debt obligations as of June 30, 2016. The average swapped rate, excluding bank margins, is approximately 2.26%.

During April 2016, Seadrill Partners agreed to amend certain covenants in relation to the three secured credit facilities where both Seadrill Partners and Seadrill Limited are guarantors. The Company agreed to these amendments on the grounds that they are beneficial to Seadrill Partners.

Seadrill Partners’ involvement in the broader Seadrill Limited refinancing is limited to these three facilities which may form part of the package being discussed. Alternatively, we may refinance these facilities through other means.

[5]	Net debt is total interest bearing debt (including loan fees) net of cash and cash equivalents.
[6]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US US GAAP earnings for that period. Annualized means the figure for the quarter multiplied by four. Annualized Adjusted EBITDA is a Non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable US GAAP financial measure.

During July 2016, the distribution was reduced reflecting the increase in the extended standby rate period for the West Capricorn and the termination of the drilling contract for the West Capella. Although available units are being bid on a number of opportunities and extension conversations continue, the Company believes this is a prudent move that will improve its liquidity position.

As a result of the distribution cut in July 2016 cash will improve by approximately $85 million per year inclusive of the reduction in distributions to non-controlling interests, and the Company expects to continue to set aside cash reserves for maintenance and replacement capex of approximately $200 million per year.

Market Commentary

Oil prices stabilized in the $40-50 range during the quarter and there is a growing belief that we are at or near the bottom of this downcycle. Decline curves have steepened and as oil companies begin to see the impacts of spending cuts over the last two years, there is a growing realization that the current level of investment is not sustainable and increased capital expenditure will be required to slow decline curves and grow production at some point.

However, offshore drilling is a late cycle market and remains highly challenging. There are some signs of increases in tendering activity, albeit from an extremely low base and generally for short term work. There continue to be multiple rigs bid for all opportunities and a significant supply overhang. Although scrapping and stacking activity is addressing some of this overhang, it is still unclear as to the timeframe over which rates will improve materially. A clearer view on oil company demand in 2017 may be obtained later in the year following annual budget cycles.

The majority of customer conversations continue to relate to “blend and extend” arrangements and other renegotiations. In some instances rates are being negotiated lower without extending the contract term with cancellation and re-tendering by oil companies as the alternative. Robust contract terms are increasingly important and many customers are keeping a watchful eye on performance metrics in an effort to find grounds to terminate.

The floater market is beginning to show some pockets of activity in the spot market for short term work at dayrates that are at or near cash breakeven levels. Given the available supply, operators have developed a clear preference for units that are currently operating or have not been idle for a significant period of time. High specification units continue to have an advantage over older units. The developing spot market is a step in the right direction and is typically seen in the early stages of a recovery. It may be a sign that we are close to or have reached the minimum number of active units required to sustain the degree of production decline that can be accepted by oil companies.

Owners of older units that complete contracts and require significant capital expenditures to continue working will likely continue to conclude that investments in these units does not make economic sense at current rate levels. This, together with ongoing delays in newbuild deliveries is expected to result in continued reduction of the available fleet and will ultimately contribute to the balancing of the floater market.

Outlook

Adjusted EBITDA7 for the third quarter of 2016 is expected to be slightly higher than the second quarter, at around $290 million, reflecting the receipt of the West Capella termination payment and lower operating costs on the West Capricorn while on standby rate and on the West Capella and West Vencedor while idle, partly offset by the reduced dayrate on the West Capricorn and the conclusion of the contract for the West Vencedor. The Adjusted EBITDA estimate is based on forecast operating income for the third quarter of 2016 of around $180 million.

[7]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US GAAP earnings for that period. Please see Appendix A for a reconciliation of adjusted EBITDA to operating income, the most directly comparable US GAAP financial measure.

Operations continue to be strong quarter to date, however slightly lower than the second quarter following 20 days of unplanned downtime on the West Vela in July and August.

August 25, 2016

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
(in $ millions)	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating revenues
Contract revenues	$361.0	$401.9	$385.6	$762.9	$771.5
Reimbursable revenues	6.8	12.5	8.9	19.3	19.0
Other revenues	50.7	29.6	22.7	80.3	27.4

Total operating revenues	418.5	444.0	417.2	862.5	817.9

Operating expenses
Vessel and rig operating expenses	96.5	109.7	122.0	206.2	240.5
Amortization of favorable contracts	17.6	17.7	12.9	35.3	24.1
Reimbursable expenses	6.1	11.5	7.2	17.6	16.4
Depreciation and amortization	64.8	67.7	57.7	132.5	115.2
General and administrative expenses	7.6	13.9	11.9	21.5	25.5

Total operating expenses	192.6	220.5	211.7	413.1	421.7

Operating income	$225.9	$223.5	$205.5	$449.4	$396.2

Financial and other items
Interest income	3.2	2.3	5.2	5.5	6.2
Interest expense	(44.5)	(45.9)	(42.5)	(90.4)	(94.5)
(Loss)/gain on derivative financial instruments	(28.3)	(69.7)	18.3	(98.0)	(33.6)
Foreign currency exchange (loss)/gain	(0.5)	0.6	(0.7)	0.1	(3.3)
Gain on bargain purchase	—	—	39.6	—	39.6

Total financial items	(70.1)	(112.7)	19.9	(182.8)	(85.6)

Income before taxes	155.8	110.8	225.4	266.6	310.6

Income taxes	(43.6)	(37.6)	(32.9)	(81.2)	(47.2)

Net income	$112.2	$73.2	$192.5	$185.4	$263.4

Net income attributable to Seadrill Partners LLC members	$59.8	$36.1	$101.3	$95.9	$139.5
Net income attributable to the non-controlling interest	52.4	37.1	91.2	89.5	123.9

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30, 2016	December 31, 2015
(in $ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	450.1	319.0
Accounts receivables, net	346.4	278.3
Amount due from related party	141.1	128.1
Other current assets	137.2	166.6

Total current assets	1,074.8	892.0

Non-current assets
Drilling units	5,443.8	5,547.3
Goodwill	3.2	3.2
Deferred tax assets	23.4	34.2
Amount due from related party	—	50.0
Other non-current assets	258.1	314.4

Total non-current assets	5,728.5	5,949.1

Total assets	6,803.3	6,841.1

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	93.8	93.8
Current portion of long-term related party debt	36.3	145.8
Trade accounts payable	35.9	24.1
Current portion of deferred and contingent consideration to related party	37.8	60.4
Related party payables	302.2	304.7
Other current liabilities	322.8	217.9

Total current liabilities	828.8	846.7

Non-current liabilities
Long-term debt	3,392.9	3,440.4
Long-term related party debt	142.1	160.2
Deferred consideration to related party	172.3	185.4
Deferred tax liability	53.0	43.7
Long-term related party payable	—	50.0
Other non-current liabilities	9.8	17.3

Total non-current liabilities	3,770.1	3,897.0

Total liabilities	4,598.9	4,743.7

Members’ capital:
Common unitholders (issued 75,278,250 units as at June 30, 2016 and as at December 31, 2015)	986.5	945.5
Subordinated unitholders (issued 16,543,350 units as at June 30, 2016 and as at December 31, 2015)	36.1	18.8
Seadrill member interest	—	—

Total members’ capital	1,022.6	964.3
Non-controlling interest	1,181.8	1,133.1

Total equity	2,204.4	2,097.4

Total liabilities and equity	6,803.3	6,841.1

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30, 2016	June 30, 2015
(in $ millions)	Unaudited	Unaudited

Cash Flows from Operating Activities
Net income	185.4	263.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132.5	115.2
Amortization of deferred loan charges	5.5	14.4
Amortization of favorable contracts	35.3	24.1
Gain on bargain purchase	—	(39.6)
Unrealized loss on derivative financial instruments	74.1	8.0
Payment for long term maintenance	(28.3)	(19.5)
Net movement in deferred taxes	20.1	(3.5)
Accretion of discount on deferred consideration	8.8	7.7

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(68.1)	54.0
Prepaid expenses and accrued income	8.8	0.8
Trade accounts payable	11.8	4.1
Related party balances	(27.8)	(29.1)
Other assets	35.4	26.2
Other liabilities	40.5	(39.4)
Changes in deferred revenue	(8.0)	(2.0)
Other, net	0.7	—

Net cash provided by operating activities	426.7	384.8

Cash Flows from Investing Activities
Additions to new buildings and drilling units	(1.9)	(8.5)
Insurance refund	6.4	—
Acquisition of subsidiaries, net of cash acquired	—	(184.0)
Payment received from loans granted to related parties	49.3	—

Net cash provided by / (used) in investing activities	53.8	(192.5)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Six months ended
	June 30, 2016	June 30, 2015
(in $ millions)	Unaudited	Unaudited

Cash Flows from Financing Activities
Net proceeds from long term debt	—	50.0
Repayments of long term debt	(52.5)	(44.9)
Repayments of related party debt	(177.0)	(22.3)
Debt fees paid	(0.3)	(0.3)
Contingent consideration paid	(40.7)	(3.6)
Cash distributions	(78.4)	(217.0)

Net cash used in financing activities	(348.9)	(238.1)

Effect of exchange rate changes on cash	(0.5)	0.8

Net increase / (decrease) in cash and cash equivalents	131.1	(45.0)
Cash and cash equivalents at beginning of the period	319.0	242.7

Cash and cash equivalents at the end of period	450.1	197.7

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total members’ capital	Non- Controlling Interest	Total equity
Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3

Net income	109.1	24.0	6.4	139.5	123.9	263.4
Cash Distributions	(85.4)	(18.8)	(6.4)	(110.6)	(106.4)	(217.0)

Balance at June 30, 2015	$937.0	$16.9	$3.2	$957.1	$1,133.6	$2,090.7

Balance at December 31, 2015	$945.5	$18.8	$—	$964.3	$1,133.1	$2,097.4

Net income	78.6	17.3	—	95.9	89.5	185.4
Cash Distributions	(37.6)	—	—	(37.6)	(40.8)	(78.4)

Balance at June 30, 2016	$986.5	$36.1	$—	$1,022.6	$1,181.8	$2,204.4

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a Non GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP. The table below reconciles net income to DCF, as net income is the most directly comparable US GAAP measure.

For accounting purposes, in accordance with US GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF as described below in the reconciliation.

Reconciliation of net income to DCF

	Three months ended
	June 30, 2016	March 31, 2016
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	59.8	36.1

Interest income	(3.2)	(2.3)
Interest expense	44.5	45.9
Loss on derivative financial instruments	28.3	69.7
Depreciation and amortization	64.8	67.7
Foreign currency exchange loss/(gain)	0.5	(0.6)
Income taxes	43.6	37.6
Net income attributable to Non-controlling interest [8]	52.4	37.1
Amortization of mobilization revenue	(4.5)	(4.5)
Amortization of favorable contracts	17.6	17.7
Standby revenue receivable	0.8	0.8
Mobilization revenue receivable	6.0	5.3
Termination fees recognized in income	(20.8)	—
Deferred consideration payable	(5.3)	(5.1)

Adjusted EBITDA	284.5	305.4

Cash interest income	3.0	1.9
Cash interest expense (including interest rate swap net settlement amounts)	(49.2)	(50.3)
Cash tax paid	(12.1)	(15.6)
Estimated maintenance expenditure [9]	(18.7)	(18.7)
Estimated replacement capital expenditure [9]	(30.8)	(30.8)

Cash flow available for distribution	176.7	191.9

Cash flow attributable to non-controlling interest	(77.9)	(92.7)

DCF	98.8	99.2

Distribution declared	7.5	18.8
Coverage ratio	13.12x	5.27x

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to Non GAAP measures.

Adjusted EBITDA is a Non GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a Non GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles operating incomes to Adjusted EBITDA, as operating income is the most directly comparable GAAP measure.

Reconciliation of Operating income to Adjusted EBITDA

	Three months ended
	September 30, 2016	June 30, 2016	March 31, 2016
(in US$ millions)	Forecast	Unaudited	Unaudited
Operating income	180.0	225.9	223.5

Depreciation and amortization	67.2	64.8	67.7

EBITDA	247.2	290.7	291.2

Amortization of mobilization revenue	(4.4)	(4.5)	(4.5)
Amortization of favorable contracts	17.6	17.6	17.7
Standby revenue receivable	0.8	0.8	0.8
Mobilization revenue receivable	6.0	6.0	5.3
Termination fees recognized in income	(34.7)	(20.8)	—
Termination fees received	62.8	—	—
Deferred consideration payable	(5.3)	(5.3)	(5.1)

Adjusted EBITDA	290.0	284.5	305.4

[8]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[9]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Net debt

Net debt is total interest bearing debt (including loan fees) net of cash and cash equivalents.

	Three months ended
	June 30, 2016	March 31, 2016
(in US$ millions)	Unaudited	Unaudited

Interest bearing debt (including loan fees)	3,718.6	3,868.3
Cash and cash equivalents	(450.1)	(401.2)

Net debt	3,268.5	3,467.1